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                            January 31, 2022

       Dino Micacchi
       Chief Financial Officer
       Joshua Gold Resources Inc.
       1033 Pattullo Avenue
       Woodstock, Ontario
       Canada N4V IC8

                                                        Re: Joshua Gold
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31 2020
                                                            File No. 000-53809

       Dear Mr. Micacchi:

              We have reviewed your January 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 20, 2021 letter.

       Form 10-K for the Fiscal Year Ended December, 31 2020

       Item 1. Business, page 5

   1. We note your response to comment 2. For each property please include a map showing the location of the
property. Additionally for each property indicate the work completed and the associated cost
of the work completed for the most recent fiscal year. To the extent no work was
completed on a particular property for the most recent fiscal year include a statement to
this effect in your disclosure.
 Dino Micacchi
Joshua Gold Resources Inc.
January 31, 2022
Page 2

     You may contact John Coleman at 202-551-3610 if you have questions regarding comments. Please contact Craig Arakawa at 202-551-3650 with any other questions.



FirstName LastNameDino Micacchi                       Sincerely,
Comapany NameJoshua Gold Resources Inc.
                                                      Division of Corporation
Finance
January 31, 2022 Page 2                               Office of Energy &
Transportation
FirstName LastName